SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated April 27, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	5883V	April 26, 2007
2.	Regulatory News Service Notice	5611V	April 26, 2007

07023243

SUPPL

PROCESSED
MAY 09 2007
THOMSON
FINANCIAL

dlw 5/7

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

04/26/07 09:31 AM

To "eleanor.besserman@elementis.com
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Result of AGM

This Email Alert service is brought to you by Elementis

RNS Number:5883V
Elementis PLC
26 April 2007

Elementis PLC
26 April 2007

ELEMENTIS PLC

RESULTS OF ANNUAL GENERAL MEETING

Elementis plc announces the results of the voting by poll on the resolutions put to its Annual General Meeting held today, Thursday 26 April 2007

	For	Against	Votes Withheld
Ordinary Business	321,555,695	7,665	4,103
1. To receive and adopt the Director's report and audited finanacial statements for the year ended 31 December 2006.			
2. To declare a dividend.	321,563,224	144	4,095
3. To approve the Directors' Remuneration Report for the year ended 31 December 2006.	316,243,778	2,954,840	2,368,845
4. To elect Robert Beeston as a Director of the Company.	321,461,734	63,562	42,167
5. To elect David Dutro as a Director of the Company..	321,445,104	79,732	42,627
6. To re-elect Ken Minton as a Director of the Company.	315,168,936	2,940,612	3,457,915
7.To re-appoint KPMG Audit Plc as auditor.	321,173,345	374,339	19,779
8. To authorise the Directors to determine the remuneration of the auditor.	321,528,071	24,867	14,525
Special Business	321,332,530	135,128	99,805
9. To authorise the use of electronic and website communications.			
10. To renew the directors' authority to allot shares.	318,275,505	3,255,170	36,788
11. To renew the disapplication of statutory pre-emption rights.	321,365,053	140,259	62,151
12. To renew the authority given to the Company to purchase its own shares in the market	321,471,881	73,411	22,171

Resolutions 1 to 12 were carried

The number of shares in issue is 442,654,450.

K Silverwood

Company Secretary
Elementis plc

26 April 2007

END
RAGBSGDSIDDGGRL

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

04/26/07 05:58 AM

To "eleanor.besserman@elen <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Trading Statement

This Email Alert service is brought to you by Elementis

RNS Number:5611V
Elementis PLC
26 April 2007

26 April 2007

Chairman's Statement at Today's Annual General Meeting including Board Changes

At today's Annual General Meeting, Robert Beeston, Chairman of Elementis plc (LSE: ELM) said:

Trading Statement

"During the first three months of 2007, Elementis has continued to make
progress
in line with full year expectations. Operating profit and earnings per share
are
ahead of the previous year's comparable period. Good demand has been evident
in
most market sectors, particularly in Europe and Asia and this has more than
offset some weakness in demand in the US for architectural paints and other
construction products."

Board Changes

"Edward Bramson, who was appointed a director of the Company in 2005 and
served
as Executive Chairman until September of last year, has decided to step down
from the Board as a non executive director following the conclusion of the
Annual General meeting of the Company today. Mr Bramson was the architect of
the
recent group-wide restructuring and I would like to thank him on behalf of the
whole Board for his excellent contribution to shareholder value and the
enhanced
future prospects of the Group."

Enquiries:
Andrew Dowler Tel: +44 (0)20 7831

3113
Greg Quine

This information is provided by RNS
The company news service from the London Stock Exchange

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